19005697

Securities and Exchange Commission
Trading and Markets

FEB 21 2019

RECEIVED

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT

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FORM X-17A-5 ~~X~~
PART III

SEC FILE NUMBER
8-68620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCT Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pascal Ln
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis C. Talarico (512) 291-6038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Louis C. Talarico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCT Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

AMIT PARASHER
Notary Public, State of Texas
Expires DECEMBER 8, 2020
I.D.#130925640

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCT Capital, LLC

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LCT Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LCT Capital LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as LCT Capital LLC's auditor since 2014.

Denver, Colorado
February 6, 2019

LCT Capital, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

ASSETS:		
Cash	$	318,710
Other assets		8,832
Total assets	**$**	**327,542**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	120,926
Accrued expenses		11,500
Total liabilities		**132,426**
MEMBER'S EQUITY: (Note 2)		195,116
Total liabilities and member's equity	**$**	**327,542**

The accompanying notes are an integral part of this statement

LCT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

LCT Securities, LLC is a Delaware Limited Liability Company organized on April 26, 2010. On March 10, 2011, LCT Securities, LLC amended its certificate of formation with the state of Delaware to change its name to LCT Capital, LLC ("The Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The company was approved by these regulatory bodies on January 4, 2011. In this capacity, the Company provides financial advisory services to private and public companies with respect to mergers and acquisitions related activities as well as capital raising activities and private placements. The Company's members include Louis C. Talarico III and Lesley R. Robertson.

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company's primary sources of revenue are fees earned from engagement agreements for advisory services and the agreements' success fee. The Company records these fees when the terms of the agreements are met. In this capacity, the Company provides financial advisory services to private and public companies with respect to M&A related activities as well as capital raising efforts. The Company participates in private placements of capital into various private and publicly traded companies with other broker-dealers.

Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity. The Company is treated as a pass-through for federal income tax purposes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the

position. The Company's members are taxed individually on their shares of the Company's earnings. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, receivables, accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these instruments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchases with a maturity date of three months or less when purchased to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $186,284 and $8,828, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.71 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company has a substantial portion of its assets on deposit with banks.

Assets deposited with banks are subject to credit risk. In the event of a bank's insolvency, recovery of the Company's assets on deposit may be limited to account insurance or other protection afforded such deposits. As of December 31, 2018, the Company had cash of $64,710 in excess of the federally insured amount of $250,000.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company had no commitments or related party transactions for the year ended December 31, 2018 and the Company did not reimburse any related party for the year ended December 31, 2018.

LCT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(Concluded)

NOTE 5 - LITIGATION

On September 29, 2015, an amended complaint titled *LCT Capital, LLC v. NGL Energy Partners LP and NGL Energy Holdings LLC* was filed in Superior Court of the State of Delaware in and for New Castle County. In the complaint, LCT Capital alleges that it is owed fees for services rendered with respect to a significant corporate transaction, and asserts claims for breach of contract, unjust enrichment/*quantum meruit*, and fraudulent misrepresentation. After pre-trial rulings, LCT Capital was limited to pursuing claims of (i) *quantum meruit* and (ii) fraudulent misrepresentation against the defendants. Following a jury trial conducted in Delaware state court from July 23, 2018 through August 1, 2018, the jury returned a verdict consisting of an award of $4.0 million for *quantum meruit* and $29.0 million for fraudulent misrepresentation, subject to statutory interest. The defendants have a pending mortion for judgement as a matter of law on the fraudulent misrepresentation claim and have indicated an intent to file an appeal to the Delaware Supreme Court. The Company intends to continue to pursue these claims vigorously.

On October 16, 2015, a complaint titled *H. Michael Krimbill v. Louis C. Talarico, III a/k/a Lou Talarico and LCT Capital, LLC* was filed in District Court in and for Tulsa County, State of Oklahoma. In the complaint, Mr. Krimbill alleges actual damages in an amount not to exceed $30,000 for libel per se, and punitive damages in an amount equal to actual damages. The litigation is in the discovery phase. The Company intends to vigorously defend these claims.

There can be no assurance regarding the outcome of the litigation. An estimate of possible loss, if any, or the range of loss cannot be made and therefore the Company has not accrued a loss contingency related to these actions. However, the ultimate resolution of these actions could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and its ability to conduct its business.

NOTE 6 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.